UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36646

Asterias Biotherapeutics, Inc.*

(Exact name of registrant as specified in its charter)

Asterias Biotherapeutics, Inc.

6300 Dumbarton Circle

Fremont, California 94555

(510) 456-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Explanatory Note: As previously announced, Asterias Biotherapeutics, Inc., a Delaware corporation (“Asterias”), entered into an Agreement and Plan of Merger on November 7, 2018 (the “Merger Agreement”) with BioTime, Inc., a California corporation (“BioTime”), and Patrick Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BioTime (“Merger Sub”). Asterias’ stockholders adopted the Merger Agreement at a special meeting of stockholders held on March 7, 2019. Pursuant to the terms of the Merger Agreement, on March 8, 2019, following the filing of a Certificate of Merger with the Secretary of the State of Delaware, Merger Sub merged with and into Asterias, and the separate corporate existence of Merger Sub thereupon ceased with Asterias continuing as the surviving corporation and a wholly-owned subsidiary of BioTime.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Web.com Group, Inc. has duly caused this notice to be signed on its behalf by the undersigned duly authorized person.

Asterias Biotherapeutics, Inc.

Date: March 20, 2019	By:	/s/ Brian M. Culley
	Name:	Brian M. Culley
	Title:	Chief Executive Officer